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SEC Mail Processing Section JUN 28 2019 Washington DC 406

SEC Mail Processing Section JAN 28 2019 Washington DC 406

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67895

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waterview Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12201 Merit Drive, Suite 700
(No. and Street)

Dallas	TX	75251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Starks (469-916-3937)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company, LLP
(Name – *if individual, state last, first, middle name*)

12700 Park Central Dr #1400	Dallas	TX	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Larry S. Starks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waterview Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

LUCIANA Z DA SILVA
Commission # 130415807
My Commission Expires
October 22, 2019

NOTARY PUBLIC STATE OF TEXAS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Waterview Securities, Inc.

Financial Statements with Supplemental Information

Year Ended December 31, 2018

Waterview Securities, Inc.

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Waterview Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Waterview Securities, Inc. (the "Company") as of December 31, 2018, the related statements of income, changes in stockholder equity and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The computation of net capital is the responsibility of the Company's management. Our audit procedures included determining whether the computation of net capital reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the computation of net capital, including its form and content, is presented in conformity with Rule 15c3-1 of the Securities and Exchange Commission. In our opinion, the computation of net capital is fairly stated in all material respects, in relation to the financial statements as a whole.

Turner, Stone & Company, LLP

We have served as the Company's auditor since 2015.

Dallas, Texas
January 23, 2019

Waterview Securities, Inc.

Statement of Financial Condition
December 31, 2018

ASSETS		
Current assets:		
Cash and cash equivalents	$	103,896
Accounts receivable		5,833
Prepaid expenses		260
FINRA deposit		25
Total current assets	$	110,014
LIABILITIES AND STOCKHOLDER EQUITY		
Current liabilities:		
Unearned revenue	$	5,833
Total current liabilities		5,833
Commitments and contingencies (Notes 2 and 6)		
Stockholder equity:		
Common stock - $0.01 par value, 100,000 shares authorized; 25,001 shares issued and outstanding		250
Additional paid-in capital		24,750
Retained earnings		79,181
Total stockholder equity		104,181
Total liabilities and stockholder equity	$	110,014

See accompanying notes to financial statements.

Waterview Securities, Inc.

Statement of Income
For the Year Ended December 31, 2018

Revenues:		
Fee and service revenue	$	109,200
Operating expenses:		
Email/IT		600
Regulatory fees		2,514
Professional service fees		6,750
Expense sharing		4,800
Total operating expenses		14,664
Operating income and net income	$	94,536

See accompanying notes to financial statements.

Waterview Securities, Inc.

Statement of Changes in Stockholder Equity

For the Year Ended December 31, 2018

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2018	**25,001**	**$ 250**	**$ 24,750**	**$ 84,649**	**$ 109,649**
Distributions to stockholder	-	-	-	(100,004)	(100,004)
Net income	-	-	-	94,536	94,536
Balance, December 31, 2018	**25,001**	**$ 250**	**$ 24,750**	**$ 79,181**	**$ 104,181**

See accompanying notes to financial statements.

Waterview Securities, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities		
Net income	$	94,536
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(5,833)
Prepaid expenses		65
FINRA deposit		30
Accounts payable		(97)
Unearned revenue		5,833
Net cash provided by operating activities		94,534
Cash flows from investing activities		-
Cash flows from financing activities		
Distributions to stockholder		(100,004)
Net cash used in financing activities		(100,004)
Decrease in cash and cash equivalents		(5,470)
Cash and cash equivalents, beginning of year		109,366
Cash and cash equivalents, end of year	$	103,896

See accompanying notes to financial statements.

Waterview Securities, Inc.

Notes to Financial Statements
For the Year Ended December 31, 2018

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Waterview Securities, Inc., a Texas Subchapter S Corporation, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company provides merger and acquisition advisory services and investment banking services that may include the private placement and transfer of securities. The Company does not hold or receive customer funds or securities.

Substantially all of the Company's business is conducted with customers located in the United States.

Subsequent events
In preparing the accompanying financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2018, through the date the financial statements were issued, January 23, 2019.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Cash equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly-liquid investments with maturities of less than ninety days when purchased.

Fee and service revenue
Fee and service revenue result primarily from raising capital and financial advisory services surrounding mergers and acquisitions for privately owned companies and divisions of public companies. Such fees are recognized as projects are completed or as revenue is earned.

Accounts Receivable
Accounts receivable are individually reviewed for collectability each month and are written off once they are determined to be uncollectible by management.

Note 1 - Nature of Business and Summary of Significant Accounting Policies - (Continued)

Income taxes
The Company has elected to be treated as a Subchapter S corporation under the Internal Revenue Code. In lieu of corporate income taxes, the shareholder is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Although the Company is generally subject to the Texas franchise tax, based on total revenue (less than $1,130,000), there is no franchise tax due at December 31, 2018.

As of December 31, 2018, no interest or penalties related to uncertain tax positions had been accrued.

Concentration of credit risk and significant customers
Financial instruments that potentially subject the Company to concentration of credit risk consist principally of temporary cash investments. The Company minimizes its credit risk associated with cash by utilizing high credit quality financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk on cash.

The Company has one customer that accounted for 100% of annual revenues during the year ended December 31, 2018.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Updates Adopted
The Company adopted the *Revenue from Contracts with Customers* on January 1, 2018. See Note 8 for a summary of the revenue.

Revenue from Contracts with Customers
On January 1, 2018, the Company adopted *Revenue from Contracts with Customers* using the modified retrospective method which resulted in no change to any prior financial reporting.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $98,063 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0 to 1 at December 31, 2018. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Liabilities Subordinated to Claims of General Creditors

As of December 31, 2018, there were no liabilities subordinated to claims of general creditors.

Note 4 - Stockholder Equity

The Company is authorized to issue 100,000 shares of common stock, with a par value of $0.01 per share. It is classified as a "small business corporation" and its stock is classified as §1244 stock as defined by the Internal Revenue Code (IRC). The maximum amount to be received by the Company in consideration of its stock to be issued pursuant to this IRC section shall not exceed $1,000,000. There are 25,001 shares issued and outstanding as of December 31, 2018.

Note 5 - Related Party Transactions

On November 15, 2017, the Company entered into an expense-sharing agreement and an outsourcing agreement with Waterview Investment Banking, Inc. (WIB). WIB is majority owned by the Company's stockholder.

Under the terms of the expense-sharing agreement, WIB provides partial use of WIB's facilities, personnel and equipment for (i) a flat fee of $400 per month and (ii) fees related to the outsourcing agreement referenced in the next paragraph. Facilities and equipment include computer and telephone network systems, office space, and copy services. The agreement is in effect until (i) the termination of WIB's lease or (ii) a change in control of the Company. Either party may also terminate the agreement five days after the Company ceases its business relating to securities transactions.

WIB also provides professional services to the Company under an outsourcing agreement. Services provided include administrative support, document preparation, financial analysis, buyer research, and the creation of marketing materials. In exchange for the services, the Company pays WIB 50 percent of the retainer received for each Waterview Securities customer for which services are provided. Payment is due in full when all

Note 5 - Related Party Transactions
(Continued)

deliverables have been completed. The agreement was in effect until January 1, 2017 and continues thereafter until terminated by either party upon 30 days prior written notice.

The fees paid to WIB amounted to $4,800 for the year ended December 31, 2018 and are classified in "expense sharing" on the accompanying statement of income.

Note 6 - Commitments and Contingencies

The Company receives referrals from third parties and has agreements with the third parties to pay a referral fee based on the financial outcome of the referred project. The Company did not owe the third parties any referral fees at December 31, 2018. During the year ended December 31, 2018, the Company paid $0 in referral fees.

Note 7 - Information Relating to Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

Note 8 – Revenues from Contracts with Customers

These disclosures are made in accordance with the adoption of the accounting update *Revenue from Contracts with Customers,* as such, they relate only to the subset of revenues generated from contracts with customers.

Customer Contract Revenue by Business Segment
As of December 31, 2018

Investment Banking	$	109,200
Total	**$**	**109,200**

Note 8 – Revenues from Contracts with Customers (Continued)

Customer Contract Revenue by Region
As of December 31, 2018

United States of America	$	109,200
Total	**$**	**109,200**

Statement of Financial Position Amounts Related to Customer Contracts Revenue

		At December 31, 2018	At January 1, 2018
Customer and other receivables	$	5,833	0

Other Liabilities – Contract Liabilities Rollforward

		Twelve Months Ended December 31, 2018
January 1, 2018	$	0
Recognized contract liabilities		5,833
Contract liabilities recognized into revenue		0
December 31, 2018	$	5,833

Current year end activity in contract liabilities relates to partial receipt of unearned retainer.

Waterview Securities, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

Net capital

Total stockholder equity	$	104,181
Less nonallowable assets:		6,118
Net capital	$	98,063

Aggregate indebtedness

Aggregate indebtedness liabilities	$	0

Computations of basic net capital requirement

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	0
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	93,063
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$	92,063
Percentage of aggregate indebtedness to net capital		0.00%

Note: The above computations do not differ materially from the computations of net capital under Rule 15c3-1 filed by the Company with the Financial Industry Regulatory Authority as of December 31, 2018.

Waterview Securities, Inc.

Schedule II
Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Commission
As of December 31, 2018

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Waterview Securities, Inc.

Schedule III
Statement Regarding SIPC Supplemental Report
Year Ended December 31, 2018

The Company's net operating revenues are not greater than $500,000 therefore the Company is not required to file the SIPC supplemental report for fiscal year ended December 31, 2018.

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which Waterview Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Waterview Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3(k)(2)(i) (the exemption provisions) and (2) Waterview Securities, Inc. stated that Waterview Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Waterview Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Waterview Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Turner, Stone & Company, LLP

Certified Public Accountants
Dallas, Texas
January 23, 2019

WATERVIEW SECURITIES

M&A ADVISORY • VALUATION • CAPITAL SOURCING

Rule 15c3-3 Exemption Report

For the Year ended 12/31/18

Waterview Securities, Inc., SEC Registration Number 8-67895

To the best knowledge and belief of Waterview Securities, Inc. ("Waterview"), Waterview is exempt from the provisions of SEA Rule 15c3-3 because Waterview met, for all of 2018 without exception and currently meets without exception, conditions set forth in paragraph (k) (2) (i) of Rule 15c3-3. Specifically, Waterview does not carry any customer accounts, Waterview does not accept customer funds or securities, and Waterview does not have any transactions between the broker or dealer and its customers.

Regards,

Larry S. Starks
President, CCO & GSP

Your Vision Our Focus

January 23, 2019

Mr. Larry S. Starks
Senior Managing Director
Waterview Securities, Inc.
12201 Merit Drive, Suite 700
Dallas, Texas 75251

Dear Larry,

In connection with our recent audit of Waterview Securities, Inc.'s (the Company) financial statements at December 31, 2018 and for the year then ended, we would like to communicate to you certain additional information regarding the scope and results of our audit that may assist you in overseeing your financial reporting and disclosure process.

We are responsible for communicating significant matters related to the financial statement audit that are, in our professional judgment, relevant to the responsibilities of those charged with governance in overseeing the financial reporting process. Standards established by the Public Company Accounting Oversight Board (United States of America) (PCAOB) do not require us to design procedures for the purpose of identifying other matters to communicate with those charged with governance.

The following matters are of significance in your financial reporting and disclosure process and we believe you should be informed about them and their impact on the Company's financial statements.

Auditor and Management Responsibility

The Company's management is responsible for the fair presentation in the financial statements of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America (GAAP). An audit conducted in accordance with PCAOB standards is designed to provide reasonable assurance, rather than absolute assurance, that the financial statements are free of material misstatement and are fairly presented in accordance with GAAP. Because of this concept of reasonable assurance and because we did not examine all of your accounting transactions, there is a risk that material errors, fraud or other illegal acts may exist and not be detected by us.

As auditors, we are responsible for forming and expressing an opinion about whether the financial statements that have been prepared by management are presented fairly, in all material respects, in conformity with GAAP. Our audit of your financial statements does not relieve management of its responsibility.

Planned Scope and Timing of the Audit

Audit matters related to our planned audit scope and timing were communicated to you in our engagement letter dated September 28, 2018. During the performance of our audit, there were no significant changes to our audit scope or the nature of the procedures we anticipated performing and the completion of our audit.

Qualitative Aspects of Accounting Practices and Financial Reporting

We believe the accounting practices, including the selection and adoption of accounting policies, accounting estimates and financial statement disclosures, of the Company's accounting management to be adequate, appropriate and consistently applied during the year.

Accounting estimates are an integral part of the financial statements prepared by management and are based upon management's current judgments. Those judgments are normally based on knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from management's current judgments. We did not consider any of your accounting estimates to be critical or particularly sensitive to your financial statements.

During the year ended December 31, 2018, there were several new accounting pronouncements issued by the various organizations that promulgate accounting standards. However, none of these newly issued standards will materially impact your financial reporting process.

Significant Unusual Transactions

For purposes of this letter, our professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Transactions with Related Parties

During the course of our audit we did not discover any related parties or relationships or transactions with related parties that were previously undisclosed to us. Additionally, there were no significant related party transactions identified that had not been properly authorized and approved or that lacked a business purpose.

Exceptions to Exemption Provisions

In connection with our review of the Company's exemption requirements, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions to be materially misstated.

Significant Difficulties Encountered During the Audit

We encountered no significant difficulties during our audit.

Audit Adjustments

During our audit, we did not propose any audit adjustments to your financial statements. Additionally, there were no potential audit adjustments (representing uncorrected financial statement misstatements) that we or accounting management identified.

Disagreements with Management

There were no disagreements with management regarding the scope of our audit, the application of accounting principles, disclosures to be included in the financial statements or the wording to be included in our report.

Representation Requested from Management

During our audit, we requested certain representations from management in writing. A copy of these representations, commonly referred to as a 'management representation letter', was previously provided to you. We would be pleased to discuss with you any of the specific representations made by management during our audit.

Consultation with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves the application of an accounting principle to the financial statements or a determination of the type of auditors' opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all of the relevant facts. To our knowledge, there were no such consultations with other accountants concerning auditing or accounting matters.

Significant Issues Discussed, or Subject to Correspondence, with Management

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year, including matters discussed prior to our retention as auditors. However, these discussions occurred during the normal course of our professional relationship and our responses were not a condition to our retention.

Independence Issues

Standards established by the PCAOB require that we communicate at least annually with you regarding all relationships between our firm or members of our firm and the Company, entities related to your Company and/or persons in financial reporting oversight roles at your Company that may reasonably be thought to bear on our independence.

Mr. Larry S. Starks
Waterview Securities, Inc.
January 23, 2019
Page 4

We are not aware of any relationships between our firm or members of our firm and the Company, its affiliates or those in financial reporting oversight roles within the Company that would have a bearing on our independence. We confirm to you that during the year ended December 31, 2018, and as of this date, we have been and remain independent with respect to the Company.

Internal Controls

In planning and performing our audit of the financial statements of the Company for the year ended December 31, 2018, we considered its internal control structure in order to determine our auditing procedures necessary for the purpose of expressing our opinion on the financial statements and not for the purpose of providing assurance on its internal control structure.

This letter is intended solely for the information and use of the board of directors and management and is not intended to be and should not be used by anyone other than these specified parties.

Although this letter is not intended to require a response from you, we would be pleased to discuss any questions or comments you may have concerning any of the above matters.

Turner, Stone & Company, LLP

Certified Public Accountants